Filed pursuant to Rule 253(g)(2)

File No. 024-11610

HAMMITT, INC.

 2101 PACIFIC COAST HIGHWAY

HERMOSA BEACH, CA 90254

EXPLANATORY NOTE

This Supplement to the Offering Circular should be read in conjunction with the Offering Circular dated September 9, 2021, and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular is available here:

https://www.sec.gov/Archives/edgar/data/1769693/000110465921114370/tm2127162d1_253g2.htm.

Additional information about the Company is available in its 2022 Annual Report filed on Form 1-K available here:

https://www.sec.gov/Archives/edgar/data/1769693/000110465922051516/tm2213738d1_partii.htm#S6, and is hereby incorporated by reference herein.

SUPPLEMENT DATED MAY 3, 2022

 TO OFFERING CIRCULAR DATED SEPTEMBER 9, 2021

The financial statements for the year ended December 31, 2020, have been restated to correct a misstatement, specifically, management determined as part of the company’s adoption of Topic 606 all deferred advertising costs should be expensed beginning in the year ended December 31, 2020. Specifically, management determined it was necessary to record a reserve for refunds and right of return assets, and merchant processing fees. Please see company’s financial statements for the years ended December 31, 2021, and 2020, and specifically Note 20 of those financial statements included in the company’s annual report on Form 1-K, for further details.